

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2012

<u>Via E-mail</u>
Ryan McKendrick
Chief Executive Officer
AMCOL International Corporation
2870 Forbs Avenue
Hoffman Estates, IL 60192

>   **Re: AMCOL International Corporation**
>   **Form 10-K/A for Fiscal Year Ended December 31, 2010**
>   **Filed December 30, 2011**
>   **File No. 001-14447**

Dear Mr. McKendrick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K/A for the Fiscal Year Ended December 31, 2010</u>

<u>Item 15. Exhibits and Financial Statement Schedule</u>

1. We note you amended your Form 10-K by filing an abbreviated amendment. This amendment solely included the audit report of Sanghavi & Company. Please note that amendments to Exchange Act filings must include the <u>complete text</u> of each item that is amended per Exchange Act Rule 12b-15. Please amend your Form 10-K to comply or tell us why you believe this amendment complies with the Exchange Act. In addition, please note that updated consents from your independent accountants may be required.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining